

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

January 10, 2022

<u>**VIA ELECTRONIC MAIL**</u>

Barry Pershkow, Esq.
Chapman and Cutler LLP
1717 Rhode Island Avenue NW
Washington, DC 20036-3026

      Re: <u>Eaton Vance Exchange-Traded Fund Trust, et. al. (File No. 812-15003)</u>

Dear Mr. Pershkow:

      By form APP-WD filed with the Securities and Exchange Commission on January 4, 2022, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

                        Sincerely,

                        /s/ Trace W. Rakestraw

                        Trace W. Rakestraw
                        Branch Chief